EXHIBIT 99.1

Standard Lithium and Equinor Form Partnership to Develop South West Arkansas and East Texas Lithium Projects

Equinor Commits to Contribute up to a US$160 million Gross Investment for a 45% interest in two special purpose entities with SLI to develop a sustainable lithium business in the United States

VANCOUVER, British Columbia, May 08, 2024 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV:SLI) (NYSE American:SLI) (FRA:S5L), a leading near-commercial lithium development company, today announced the closing of a landmark strategic partnership (the “Transaction”) with Equinor ASA (NYSE: EQNR), a multinational energy company and recognized leader in renewables and low-carbon solutions, to accelerate the development of Standard Lithium’s large-scale, sustainable lithium projects in the Smackover Formation.

The Transaction includes Equinor's contribution of up to US$160 million, representing its total gross project-level investment and reflecting its 45% ownership stake in the two entities. This investment includes a US$30 million cash payment to Standard Lithium at closing, a work program solely funded by Equinor of US$60 million, representing a US$33 million carry by Equinor for Standard Lithium’s portion, and US$27 million for Equinor’s portion, at the South West Arkansas Project (SWA) and East Texas (ETX) properties (ETX and together with SWA, the “Projects”), and up to US$70 million in payments to Standard Lithium subject to both parties taking positive Final Investment Decisions. Standard Lithium and Equinor will each own 55% and 45% of the Projects respectively, with Standard Lithium retaining operatorship.

Dr. Andy Robinson, Director, President and COO said: “We are delighted to have concluded this transaction and begun an exciting new partnership with Equinor. We believe this partnership with a global energy major validates the quality of our team, our DLE flowsheet and experience, and our world-class lithium-brine resources in Arkansas and Texas. We’re at a crucial stage in our Company’s growth and this partnership with Equinor will be fundamental to the continued de-risking and execution of these important projects. One thing that we have observed in the lithium world over the past decade is that strong, mutually-aligned partnerships are the key to successful project execution and operation, and we believe we have aligned with the right partner to take SLI and the lithium industry in Arkansas and Texas to the next level.”

Transaction Highlights

  Partnership between Standard Lithium and Equinor is strategic and complementary; it combines SLI’s unparalleled DLE and Smackover brine processing expertise, plus world-class assets, with a global energy major with deep experience in sub-surface assessment and production, project development, financing, construction and operations;
  Significantly de-risks project execution at Standard Lithium’s Projects, including the development and project execution at SWA;
  The Transaction immediately strengthens Standard Lithium’s financial position; additionally, the cost carry component on agreed project development expenditures at the Projects provides further benefits and results in no dilution to existing shareholders;
  Equinor as a partner has a track record of project excellence;
  Strong alignment between Standard Lithium and Equinor to develop a sustainable lithium business, adhering to high levels of environmental and social responsibility.

“This partnership with Equinor is a major accomplishment for Standard Lithium. It has long been our belief that success in this sector hinges on strategic partnerships with companies who share our vision and bring complementary strengths. Equinor’s culture and values align with ours in using innovation, integrity and responsible development to enable the global energy transition. With this partnership, we have the opportunity to accelerate our progress and carve out a significant role in shaping the future of sustainably produced lithium,” stated Standard Lithium CEO, Robert Mintak.

“We are looking forward to developing these opportunities in the Smackover Formation together with Standard Lithium. With Standard Lithium as operator and by building on Equinor's core competencies such as sub-surface and project execution capabilities, we believe that more sustainably produced lithium has growth potential and will be an enabler for the energy transition,” says Morten Halleraker, senior vice president for New Business and Investments in Technology, Digital and Innovation at Equinor.

Transaction Details
The Transaction was completed effective May 7, 2024 with Equinor, an arms-length party, acquiring interests in two Standard Lithium subsidiaries, one of which holds Standard Lithium’s South West Arkansas Project and the other the East Texas properties. Pursuant to the terms of the Transaction, Equinor acquired a 45% interest in each of the subsidiaries for an initial cash payment of US$30 million to Standard Lithium and the commitment to invest up to an additional US$130 million subject to both parties taking positive Final Investment Decisions as follows:

  Equinor to solely fund the first US$40 million of development costs at SWA upon completing the Transaction, after which all additional capital expenditures would be funded on a pro-rata basis;
  Equinor to solely fund the first US$20 million in exploration and development costs at the ETX properties, after which all additional capital expenditures would be funded on a pro-rata basis;
  Standard Lithium will receive up to US$70 million in milestone payments associated with SWA and ETX subject to the parties taking Final Investment Decisions by certain dates, respectively;
  Standard Lithium will maintain majority ownership and operatorships pursuant to Development Services Agreements at each of SWA and the East Texas Properties;
  Each special purpose entity will be governed by a Limited Liability Company Agreement with a management structure that integrates the expertise and resources from both companies; and
  No parent-level common equity ownership dilution at Standard Lithium as a result of the Transaction.

Advisors
Citi acted as financial advisor to Standard Lithium and Skadden, Arps, Slate, Meagher & Flom LLP and Cassels Brock and Blackwell LLP acted as legal counsel to Standard Lithium.

About Equinor ASA
Equinor is an international energy company committed to long-term value creation in a low-carbon future. Equinor’s portfolio of projects encompasses oil and gas, renewables and low-carbon solutions, with an ambition of becoming a net-zero energy company by 2050. Headquartered in Stavanger (Norway), Equinor is the leading operator on the Norwegian continental shelf. We are present in around 30 countries worldwide.

About Standard Lithium Ltd.
Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of lithium-brine bearing properties in the United States. The Company prioritizes brine projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. The Company aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully-integrated Direct Lithium Extraction (“DLE”) and purification process. The Company’s signature projects, the Phase 1A Project and the South West Arkansas Project, are located on the Smackover Formation in southern Arkansas, a region with a longstanding and established brine processing industry. The Company has also identified a number of highly prospective lithium-brine project areas in the Smackover Formation in East Texas and began an extensive brine leasing program in the key project areas. In addition, the Company has an interest in certain mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium trades on both the TSX Venture Exchange and the NYSE American under the symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Investor and Media Inquiries

Allysa Howell
Vice President, Corporate Communications
+1 720 484 1147
a.howell@standardlithium.com

Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timelines, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.